

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2023

Emanuele Filiberto di Savoia
Chief Executive Officer
The RoyaLand Co Ltd.
Clarendon House, 2 Church Street
Hamilton, Pembroke, HM11
Bermuda

> **Re: RoyaLand Co Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted March 1, 2023**
> **CIK No. 0001924064**

Dear Emanuele Filiberto di Savoia:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 1, 2023

Cover Page

1.   Please disclose the material terms of the warrants to be issued to the representative. Refer to Item 501(b)(2) of Regulation S-K.

Notes on Prospectus Presentation, page ii

2.   We note that for the convenience of the reader you provide a currency translation; however, you applied different translation rates for June 30, 2022 and June 30, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Note that once your filing is updated for December 31, 2022

that rate should be used. Refer to Rule 3-20(b)(1) of Regulation S-X.

Prospectus Summary
Overview, page 1

3.   Please revise this section to clarify the development status of your TheRoyal.Land and myRoyal.World platforms. To the extent these platforms are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development. Include a more detailed discussion in your business section and management's discussion and analysis, as applicable.

Risk Factors
Our dual class voting structure..., page 27

4.   Please disclose that your Class A shares do not automatically convert to Class B shares upon transfer to another Class A shareholder and that this may have the effect of further concentrating control or permitting the transfer of control of the company to another Class A shareholder.

We are a "smaller reporting company"...., page 36

5.   We note your risk factor that you are a smaller reporting company. Please note that a foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers. Please revise. Refer to Instruction 2 to Item 10(f) of Regulation S-K and SEC Release No. 34-88365.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 48

6.   You disclose that you believe that "sufficient funds will be generated from operations and equity financings to fund our operations for at least the next twelve months." Please revise to clarify what equity financings you are including in your assertion. Also, clarify whether your currently available cash resources, without regard to any proceeds you may expect to receive from additional financing including this offering, will be sufficient to fund your operations for the next twelve months. To the extent your currently available cash resources will not be sufficient to meet your operating needs for the next twelve months, revise to disclose the minimum period of time that you will be able to conduct your planned operations. Refer to Item 5.B of Form 20-F and Section IV of SEC Release No. 33-8350.

Business, page 54

7.   We note your disclosure on page 14 that five customers accounted for 92.2% of your total revenue for the six months ended June 30, 2022. Please include a separate section that discusses the material terms of your agreements with those customers including the term

and termination provisions. Refer to Item 4.B.6 of Form 20-F.

Planned Features, page 62

8. Please revise your statement that "These digital revenue streams are more recurring and have relatively higher profit margins" to clarify that this is your expectation regarding this potential revenue stream.

Development Timeline, page 64

9. Revise to clearly explain the stage of development for the myRoyal.World and TheRoyal.Land platforms.

Principal Shareholders, page 75

10. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

Description of Share Capital and Bye-Laws
Share Capital, page 80

11. Your disclosure that each Class A Common Share will automatically convert into one Class B Common Share upon any transfer thereof to a person or entity that is not an affiliate of the holder of such Class A Common Shares is inconsistent with your disclosure elsewhere in the prospectus that the transfer of Class A Common Shares to another holder of Class A Common Shares will not result in such automatic conversion. Please advise or revise.

Limitation of Liability and Indemnification of Directors and Officers, page 85

12. Please clarify here and throughout the filing whether the provision in your bylaws waiving claims by shareholders against your officers and directors applies to claims under the Securities Act and the Exchange Act.

Underwriting
Company Lock-Up, page 99

13. Please disclose the exceptions to the lock-up agreements with your officers, directors and principal stockholders.

The RoyaLand Company Ltd.
Notes to the Consolidated Financial Statements
Note 7. Subsequent Events
Pro Forma Financial Statements, page F-13

14. Please revise your pro forma financial statement presentation as follows pursuant to Article 11 of Regulation S-X:

- Remove the pro forma financial statements included here and beginning on page F-24 from the notes to the consolidated financial statements and move them to the forepart of the filing. Refer to Rule 11-02(a)(12)(i);
- In the introductory paragraph, you disclose that the pro forma financial statements assume the acquisitions of RoyaLand Ltd. and OAPLT occurred as of the beginning of the periods presented. Revise to remove the reference to the RoyalLand Ltd. acquisition since this common control transaction is already retroactively reflected in the historical financial statements. Also, revise to provide an enhanced explanation of what the pro forma presentation shows including how the financial statements of OAPLT were translated into U.S. dollars. Refer to Rule 11-02(a)(2);
- Remove the pro forma financial statements as of, and for the period ended, June 30, 2021. Refer to Rule 11-02(c)(2);
- Upon updating your financial statements for the interim period ended December 31, 2022, please remove the pro forma balance sheet. Refer to Rule 11-02(c)(1);
- On the face of the pro forma financial statements, include columns for each of the condensed historical financial statements of RoyaLand Ltd. and OAPLT, a column for pro forma transaction adjustments and a column for the combined pro forma results. Refer to 11-02(a)(4); and
- Include notes to the pro forma financial statements that clearly explain the assumptions involved in any pro forma transaction adjustments, and reference each adjustment on the face of the pro forma financial statements to the notes. Refer to Rule 11-02(a)(1), (8) and (11).

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Dave Edgar, Senior Staff Accountant, at 202-551-3459 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 or if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at 202-551-6521 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua